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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                CP Ships Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    22409V102
                                 --------------
                                 (CUSIP Number)


                                October 20, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|      Rule 13d-1(b)
|X|      Rule 13d-1(c)
|_|      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------
            CUSIP No. 22409V102                                13G
---------------------------------------------

--------------------------------------------------------------------------------
    1.       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                        Canada Pension Plan Investment Board / Not applicable

--------------------------------------------------------------------------------
    2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                   (a) |_|

                        Not applicable                             (b) |_|

--------------------------------------------------------------------------------
    3.       SEC USE ONLY


--------------------------------------------------------------------------------
    4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

--------------------------------------------------------------------------------
     NUMBER OF SHARES          5.   SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                           4,961,212
     REPORTING PERSON
           WITH

--------------------------------------------------------------------------------
                               6.   SHARED VOTING POWER

                                          0

--------------------------------------------------------------------------------
                               7.   SOLE DISPOSITIVE POWER

                                          4,961,212

--------------------------------------------------------------------------------
                               8.   SHARED DISPOSITIVE POWER

                                          0

--------------------------------------------------------------------------------
    9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,961,212

--------------------------------------------------------------------------------
    10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                       |_|
            (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
    11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  5.52%

--------------------------------------------------------------------------------
    12.     TYPE OF REPORTING PERSON  (SEE INSTRUCTIONS)

                  CO

--------------------------------------------------------------------------------


Item 1(a).        Name of Issuer

                    The name of the issuer is CP Ships Limited (the "Company").


Item 1(b).        Address of Issuer's Principal Executive Offices

                    The principal executive offices of the Company are located at 62-65 Trafalgar Square, London WC2N 5DY, United Kingdom.


Item 2(a).        Name of Person Filing

                    This statement is being filed by Canada Pension Plan Investment Board ("CPP Investment Board").


Item 2(b).        Address of Principal Business Office or, if none, Residence

                    The address of the principal business office of the reporting person is One Queen Street East, Suite 2700, Toronto, Ontario M5C 2W5, Canada.


Item 2(c).        Citizenship

                    Canada.


Item 2(d).        Title of Class of Securities

                    The securities to which this statement relates are Common Shares (the "Shares") of the Company.


Item 2(e).        CUSIP Number

                      The CUSIP number of the Shares is 22409V102.


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                    Not applicable.

Item 4.           Ownership

                        (a) As of March 15, 2004, CPP Investment Board directly owned 4,961,212 Shares.

                        (b) The Shares directly owned by CPP Investment Board represented approximately 5.52% of the issued and outstanding Shares as of March 15, 2004.

                        (c) As of March 15, 2004, CPP Investment Board had the
                  sole power to vote or to direct the voting of the Shares and had the sole power to dispose of or to direct the disposition of the Shares.


Item 5.           Ownership of Five Percent or Less of a Class

                    Not applicable.


Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person

                    Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

                    Not applicable.


Item 8.           Identification and Classification of Members of the Group

                    Not applicable.


Item 9.           Notice of Dissolution of Group

                    Not applicable.


Item 10.          Certification

                        By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

As of March 15, 2004


                                   Canada Pension Plan Investment Board

                                   By: /s/ J. H. Butler
                                       -----------------------------------------
                                       Name:    J. H. Butler
                                       Title:   Vice President - General Counsel
                                                and Corporate Secretary